Michael K. Hair, P.C.
Attorney at Law
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Telephone:  (480) 443-9657
Fax (480) 443-1908

September 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549

Re:	Coronado Industries, Inc. Registration Statement No. 333-62107

Ladies and Gentlemen:

On behalf of my client, Coronado Industries, Inc. (the “Company”), I hereby request the withdrawal of Registration Statement on Form SB-2 (File No. 333-62107).

If you have any questions, please contact me at the above listed numbers.

Very truly yours,

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair

Michael K. Hair, President

cc:	Coronado Industries, Inc.